Form 6-K

                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549


For the month of July, 2001


                     Euro Tech Holdings Company Limited
              -----------------------------------------------
              (Translation of registrant's name into English)

       18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong
       -------------------------------------------------------------
                   (Address of Principal executive offices)


	Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F  [ X ]        Form 40-F  [   ]


	Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes  [   ]      No [  X ]

	If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12G3-2(b):82-___________.

Euro Tech Holdings Company Limited
Form 6-K, July, 2001
Page 2 of 2


Item 5.	Other Events
--------------------

	On July 9, 2001, Euro Tech Holdings Company Limited (the "Registrant") sent its shareholders of record copies of its Annual Report on Form 20-F (as filed with the Securities and Exchange Commission on June 29, 2001) and a Notice of a Shareholders meeting to be held on August 15, 2001 in Hong Kong and an Information Statement with regard to that meeting.

Item 7.	Financial Statements and Exhibits
-----------------------------------------

	Exhibit - Notice of Annual Meeting of Shareholders and
Information Statement


                           SIGNATURES

	Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   EURO TECH HOLDINGS COMPANY LIMITED
                                   (Registrant)




Dated:  July 11, 2001              By:       /s/ T.C. Leung
                                      -----------------------------------
                                      T.C. Leung, Chief Executive Officer
                                      and Chairman of the Board

Exhibit - 6K, July 2001

                 EURO TECH HOLDINGS COMPANY LIMITED
                     18/F Gee Chang Hong Centre
                       65 Wong Chuk Hang Road
                              Hong Kong

                                         July 9, 2001

Dear Shareholder,

You are cordially invited to attend the annual meeting of shareholders of Euro Tech Holdings Company Limited (the "Company") which will be held on Wednesday, August 15, 2001 at 4:00 p.m., local time, at Luk Kwok Hotel, 72 Gloucester Road, Wanchai, Hong Kong.

Only shareholders of record at 5:00 p.m. (New York time) on July
9, 2001 can vote at this meeting or any adjournments that may take place.

At the meeting, we consider and act upon the re-election of seven persons to serve on the Company's Board of Directors (the "Board of Directors") and the ratification of the retention of the Company's Auditors, Arthur Andersen & Co., for the fiscal year to end December 31, 2001.

In addition, we consider and vote upon a proposal to adjourn the annual meeting of the shareholders if the Company's management should determine in its sole discretion, at the time of the annual meeting, that an adjournment is necessary to enable the Company to obtain additional votes to secure a quorum or the approval of any of the matters identified in the Notice of Annual Meeting of Shareholders included with the attached Information Statement.

The Board of Directors recommends a vote "for" the re-election of the seven incumbent directors, "for" the ratification of the Company's Auditors, and "for" the proposal to adjourn the Annual Meeting of Shareholders in the circumstances described above.

Included with this letter are an attached Notice of Annual
Meeting of Shareholders and Information Statement, as well as a copy of the Company's annual report on Form 20-F for its fiscal year ended December 31, 2000 (the "2000 Fiscal Year"), as filed with the United States Securities and Exchange Commission.

Your vote is important and the Company management would greatly appreciate your attendance at the annual meeting of shareholders.
However, we are not asking you for a proxy, and you are requested not to send us a proxy.

On behalf of the Board of Directors, officers and employees of Euro Tech Holdings Company Limited, I would like to thank you for your continued interest and support. I look forward to seeing you at the 2001 annual meeting of shareholders and I sincerely hope you will be able to attend.

                                         Sincerely,

                                         T.C. Leung
                                         Chairman of the Board and
                                         Chief Executive Officer

LS1937

                   EURO TECH HOLDINGS COMPANY LIMITED
                       18/F Gee Chang Hong Centre
                         65 Wong Chuk Hang Road
                               Hong Kong


                                         July 9, 2001


                NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                     TO BE HELD ON AUGUST 15, 2001


To the Shareholders of Euro Tech Holdings Company Limited:

Notice is hereby given that the annual meeting of shareholders of Euro Tech Holdings Company Limited (the "Company") will be held at the Luk Kwok Hotel, 72 Gloucester Road, Wanchai, Hong Kong on Wednesday, August 15, 2001 at 4:00 p.m., local time. The purpose of the meeting is to:

1.	elect seven persons on the Company's Board of Directors
until the next annual meeting of shareholders or until their respective successors are duly elected and qualified as provided in the Company's Memorandum and Articles of Association;

2.	confirm and ratify the retention of Arthur, Andersen & Co.,
Hong Kong, as the Company's independent auditors for the fiscal year to end December 31, 2001;

3.	consider and vote upon a proposal to adjourn the annual
meeting if the Company's management should determine in its sole discretion, at the time of the special annual meeting, that an adjournment is necessary to enable it to solicit additional votes to secure a quorum or the approval of any of the matters identified in this Notice of Annual Meeting of Shareholders; and

4.	transact any other business properly before the annual
meeting.

Only shareholders of record at 5:00 p.m. (New York time) on July
9, 2001, are entitled to receive notice of, and to vote at, the annual meeting.


                                  By Order of the Board of Directors
                                  Jerry Wong, Secretary



LS1937

                            TABLE OF CONTENTS
                            -----------------



QUESTIONS AND ANSWERS ABOUT THE INFORMATION STATEMENT
     AND ANNUAL MEETING............................................ 2

PROPOSAL 1: ELECTION OF DIRECTORS.................................. 4
-----------

PROPOSAL 2: APPROVAL OF AUDITORS................................... 5
-----------

PROPOSAL 3: ADJOURNMENT OF ANNUAL MEETING.......................... 6
-----------

SHAREHOLDER PROPOSALS AND NOMINATIONS.............................. 6

FINANCIAL STATEMENTS............................................... 6

OTHER MATTERS...................................................... 6

                 EURO TECH HOLDINGS COMPANY LIMITED
            INFORMATION STATEMENT FOR ANNUAL MEETING OF
             SHAREHOLDERS TO BE HELD ON AUGUST 15, 2001


                                         July 9, 2001


     The Board of Directors is not soliciting proxies for this Annual Meeting of Shareholders.

     The Board of Directors has set July 9, 2001 at 5:00 p.m. New York time as the record date for the meeting. Shareholders who owned the Company's Ordinary Shares on that date are entitled to attend and vote at the meeting, with each share entitled to one vote. There were 2,481,838 Ordinary Shares of Company's outstanding on June 30, 2001.

     This Information Statement, and the Company's 2000 annual report on Form 20-F, are being mailed to shareholders on or about July 9, 2001.

     The presence of a majority of the Ordinary Shares as of July 9, 2001, in person or represented by a proxy will constitute a quorum at the 2001 Annual Meeting of Shareholders. The affirmative vote of a majority of those shares represented at the meeting is necessary:

     (1)     for the election of the nominees as directors;

     (2) for the ratification of the retention of the Company's auditors for the fiscal year to end December 31, 2001; and

     (3)     to adjourn the annual meeting.

     Pearl Ventures, Limited ("Pearl"), T.C. Leung and Regent Earning Limited ("Regent") have indicated their intention to vote in favor of the election of the proposed slate of directors and the ratification of the retention of the Company's auditors for the fiscal year to end December 31, 2001. Pearl, T.C. Leung and Regent own an aggregate of approximately 1,244,669 of the Company's Ordinary Shares, representing approximately 50.2% of the votes of the issued and outstanding Ordinary Shares of the Company. T.C. Leung is the Chairman of the Board and Chief Executive Officer of the Company. Pearl is a trust established for Mr. Leung's benefit and Pearl is the majority shareholder of Regent. The votes represented by these three shareholders is sufficient to approve such election and ratification. THEREFORE, WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY. Shareholders are invited to attend the 2001 Annual Meeting and can vote in person at that time.

     In this Information Statement "we" and the "Company" mean Euro Tech Holdings Company Limited.

              QUESTIONS AND ANSWERS ABOUT THE INFORMATION
                     STATEMENT AND ANNUAL MEETING

Q:	WHY AM I RECEIVING THIS INFORMATION STATEMENT?

A: You are receiving an Information Statement from us because you own Ordinary Shares of Euro Tech Holdings Company Limited. This Information Statement describes issues on which we would like you, as a shareholder, to vote. It also gives you information on these issues so that you can make an informed decision.

Q:	WHAT MATTERS WILL BE VOTED ON AT THE MEETING?

A: The re-election of the seven members of the Company's Board of Directors, ratification of the Company's appointment of its Auditors and a proposal to adjourn the annual meeting under certain circumstances in the discretion of the Company's management. We have described all of these matters more fully in the attached Information Statement.

Q:	HOW DO I VOTE?

A:      You may vote in person at the annual meeting.

        At the 2001 Annual Meeting, we will be passing out written ballots to anyone who wants to vote at the meeting. Please note, however, that if your shares are held in the name of your broker (or in what is usually referred to as "street name"), you will need to arrange to obtain a proxy from your broker in order to vote in person at the meeting.

Q:	IF I HOLD SHARES IN THE NAME OF A BROKER, WHO VOTES MY SHARES?

A: We provide each brokerage firm listed in our records as an owner of our Ordinary Shares with a sufficient number of copies of this Information Statement and the annual report so that the brokerage firm can forward copies to the actual owners of the shares. If you received this Information Statement from your broker, your broker should have provided you with instructions for giving your broker directions as to how to vote your shares. It will then be your broker's responsibility to vote your shares for you in the manner you direct.

        Under the rules of various national and regional securities exchanges, brokers may generally vote on routine matters, such as the election of directors, a proposal to adjourn a meeting in the discretion of the Company's management and ratification of the appointment of auditors. Your broker will most likely be able to vote on the proposals, but he will need to attend the meeting in person to do so.

        However, we encourage you to provide directions to your broker as to how you want he or she to vote your shares on each of the matters to be brought before the annual meeting. You should do this by very carefully following the instructions your broker gives you concerning your broker's procedures. This ensures that your shares will be voted at the meeting as you desire.

Q:	HOW MANY VOTES DO WE NEED TO HOLD THE MEETING?

A: A majority of the shares that were outstanding and entitled to vote as of the record date must be present in person or by proxy at the meeting in order to hold the meeting and conduct business. This is called a quorum.

        Shares are counted as present at the meeting if the shareholder either:

        --      is present and votes in person at the meeting, or

        --      has properly submitted a signed proxy form or other proxy.

        Abstentions will be counted as present at the meeting. If a present brokerage firm indicates that it does not have authority to vote any of the shares held in its name on a particular proposal, then those shares will not be considered "entitled to vote" and will not be counted as present for purposes of determining whether there is a quorum for consideration of that proposal.

Q:	WHAT OPTIONS DO I HAVE IN VOTING ON EACH OF THE PROPOSALS?

A: You may vote "for," "against, " or "abstain" on each of the proposals or "withhold authority" as to the election of directors.

Q:	HOW MANY VOTES ARE NEEDED FOR APPROVAL OF EACH PROPOSAL?

A: For each director nominee to be elected to the Board of Directors, each director nominee must receive the affirmative vote of a simple majority of the votes of the shares entitled to vote, were voted and did not withhold authority.

        In order for the retention of the Company's auditors to be approved the affirmative vote of a simple majority of the votes of the shares entitled to vote, were voted and not abstained must be obtained.

        An abstention will have the same effect as a vote "against." Broker non-votes will not be counted as entitled to vote and will thus not count for purposes of determining whether or not a quorum is present on the matter. So long as a quorum is present, broker non-votes will have no effect on the outcome of a vote.

Q:      HOW ARE VOTES COUNTED?

A: Voting results will be tabulated and certified by inspectors of election appointed shortly before the annual meeting.

Q:	WHERE DO I FIND THE VOTING RESULTS OF THE MEETING?

A: We will announce preliminary voting results at the meeting, and we may issue a press release announcing those results. We will file a Report on Form 6-K to announce the results. We will file that report with the Securities and Exchange Commission, and you can get a copy by contacting the Securities and Exchange Commission or through the SEC's EDGAR system on its home page at www.sec.gov.

Q:      WHO BEARS THE COST OF THE MEETING?

A: The Company will bear the cost of holding the annual meeting, reproducing and mailing copies of this Information Statement and the Company's annual report on Form 20-F.


                               PROPOSAL 1

                         ELECTION OF DIRECTORS
                         ---------------------

     At the annual meeting, seven directors will be elected to serve until the next annual meeting of shareholders or until each of their respective successors has been duly elected and qualified as provided in the Memorandum and Articles of Association.

     The Board of Directors has no reason to believe that any nominee will be unable to serve.

VOTE REQUIREMENT

     T.C. Leung, Jerry Wong, Nancy Wong, C.P. Kwan, Alex Sham, Y.K. Liang and Ho Choi Chiu have been nominated for election to the Board of Directors and each has consented to serve as such, if elected. Each of the nominees who have been nominated for election as a director commencing at the conclusion of the annual meeting, is currently a director. In order to be elected, each such nominee must receive the affirmative vote of a simple majority of the votes of the shares entitled to vote thereon and were voted and not withholding authority.

     THE FOLLOWING INFORMATION MAY BE FOUND IN THE INDICATED SECTIONS OF THE COMPANY'S 2000 ANNUAL REPORT ON FORM 20-F WHICH IS BEING MAILED TO OUR SHAREHOLDERS ON OR ABOUT THE DATE OF THIS INFORMATION STATEMENT.

TYPE OF INFORMATION                        FORM 20-F REFERENCE
-------------------                        -------------------

Information Concerning the Directors       Item 6A. Directors, Senior
and Executive Officers of the Company      Management, and Employees

Executive Compensation                     Item 6B. Compensation

Compensation of Directors                  Item 6B. Compensation

Pension Plan                               Item 6B. Compensation

Employment Agreement - T.C. Leung          Item 6B. Compensation

Certain Relationships                      Item 7B. Related Party
and Related Transactions                   Transactions

Voting Securities                          Item 7A. Major Shareholders
                                           Item 10A. Share Capital,
                                           and Principal Shareholders
                                           Item 10B. Memorandum and
                                           Articles of Association,

Option Plans                               Item 6B. Compensation


     COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT IS NOT REQUIRED

     As a consequence of the Company being a foreign private issuer of securities, directors, officers and beneficial owners of more than 10 percent of the outstanding Ordinary Shares of the Company are not required to file with the SEC reports on Forms 3, 4 and 5 reflecting certain changes in their beneficial ownership of the Company's Ordinary Shares.


                               PROPOSAL 2

                           APPROVAL OF AUDITORS
                           --------------------

     The Board of Directors has selected Arthur Andersen & Co., Hong Kong, a certified public accounting firm, as independent auditors of the Company's financial statements for its fiscal year 2001 to end December 31, 2001. A representative of Arthur Andersen & Co., Hong Kong is expected to be present at the annual meeting and will have an opportunity to make a statement if he desires to do so. The representative is expected to be available to respond to appropriate questions.

     The members of the Board of Directors recommend that the shareholders vote "for" the proposal to approve Arthur Andersen & Co., Hong Kong as the Company's auditors for its fiscal year ending
December 31, 2001.

                             PROPOSAL 3

                    ADJOURNMENT OF ANNUAL MEETING
                    -----------------------------

     In the event that the number of shares present, in a person or by proxy, at the annual meeting is insufficient to constitute a quorum or to approve any of the matters identified in the notice of meeting for the annual meeting, the Board of Directors may decide to adjourn the annual meeting to permit solicitation of votes. If the annual meeting is adjourned, no further notice of the time and place of the adjourned meeting is required to be given to the Company's shareholders other than an announcement of such time and place at the annual meeting; provided, however, that if the date of any adjourned meeting is more than 30 days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, written notice of the place, date, and time of the adjourned meeting will be given.

     The Board of Directors recommends a vote "for" the proposal to adjourn the meeting. The affirmative vote of a simple majority of the vote of the shares entitled to vote, were voted and did not abstain is required to approve this proposal.

SHAREHOLDER PROPOSALS AND NOMINATIONS

     Any shareholder proposals intended to be considered for presentation at the 2001 annual meeting and for inclusion in the 2002 proxy or information statement must be made in writing and received by the Corporate Secretary at the Company's principal executive offices by April 1, 2002. The Company will consider only proposals meeting the requirements of the rules of the Securities and Exchange Commission. Shareholders are urged to review these rules and, if questions arise, consult their own legal counsel before submitting a proposal to the Company.

     Recommendations by shareholders for directors to be nominated at the 2002 annual meeting must be made in writing, with sufficient biographical and other relevant information such that an informed judgment as to the proposed nominee's qualifications can be made and be accompanied by a notarized written consent to be named in the Proxy Statement, if nominated, and to serve as a director, if elected, executed by the proposed nominee. Recommendations received in proper order by the Corporate Secretary at the Company's principal executive office at least four months prior to the 2002 annual meeting will be referred to, and considered by, the Company's Board of Directors. No shareholder recommendations were received before the 2001 annual meeting.

FINANCIAL STATEMENTS

     The consolidated financial statements of the Company and its subsidiaries are contained in the Company's 20-F which is being delivered to you with this Information Statement.

OTHER MATTERS

     The Board of Directors is not currently aware of any other matter to be transacted at the annual meeting.

EuroT\ls1937



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